Exhibit 77C.

Proxy Results:  On February 21, 2013, the Trust held a Special Meeting of Shareholders to elect Trustees to the Board of Trustees of the Trust.  In connection with the Special Meeting of Shareholders, the Trust’s shareholders elected J. Luther King, Jr., H. Kirk Downey, Earle A. Shields, Jr., Richard J. Howell, Steven Purvis and Larry J. Lockwood to serve as trustees to the Board of Trustees of the Trust.

The following table illustrates the results of the voting with respect to the election of Trustees:

Trustee	For	Withhold

J. Luther King, Jr.	83,209,072	2,032,811
H. Kirk Downey	83,238,239	2,003,646
Earle A. Shields, Jr.	83,208,667	2,033,217
Richard J. Howell	83,248,488	1,993,396
Steven R. Purvis	80,694,422	4,547,461
Larry J. Lockwood	84,999,777	242,107